

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Gil Benyamini
Chief Financial Officer
Gilat Satellite Networks LTD
Gilat House
21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva, 4913020 Israel

> **Re: Gilat Satellite Networks LTD**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 16, 2022**
> **File No. 000-21218**

Dear Gil Benyamini:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing